Exhibit 99.1

Speaker Alert: NICE to Share Best Practices for Impacting Every Customer Interaction
at Gartner Customer 360 Summit 2011

Ra’anana, Israel, March 21, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it will be sharing best practices for impacting every customer interaction, whether by phone, internet, or in-branch. NICE will be presenting at the Gartner Customer 360 Summit 2011, being held in Los Angeles, California, March 30 – April 1. The NICE presentation, titled “Impacting Every Customer Interaction,” will take place on March 30 at 1:30 p.m. NICE was positioned by Gartner, Inc. in the Leaders Quadrant of the October 2010 “Magic Quadrant for Workforce Optimization” report.1

Gartner defines Leaders as companies that “provide functionally broad and deep WFO software solutions that can be deployed and supported globally. These solutions are suitable for all sizes and complexities of enterprises, and have broad industry coverage. Revenue is strong, and new references are readily available.” The report evaluated NICE for “completeness of vision,” which is based in part on market understanding and innovation. NICE was also evaluated for its “ability to execute,” based in part on the product and service functionality and customer experience. Furthermore, Gartner’s evaluation placed additional emphasis “on the degree of integration and workflow across these [product/service functional] domains,” which “a degree of integration is essential for inclusion within the magic quadrant.”

Benny Einhorn, Chief Marketing Officer at NICE, said, “At the core of every interaction is intent – a meaningful, personal, specific and detailed agenda that drives customer behavior which can ultimately contribute to achieving company objectives. NICE helps organizations gain insights on customer intent and make a true impact on every customer interaction. Our solutions give organizations the power to change the way their customers see them with real-time insights. This enables them to gain competitive advantages and achieve strategic goals such as turning inbound interactions into revenue, improving customer experience and reducing churn.”

The NICE presentation will discuss how real-time, cross-channel interaction analytics-based business solutions help organizations uncover customer intent and deliver valuable strategic business insights, whether the interaction occurs on the phone in the contact center, while visiting a website, by chat, through social media, or in-branch.

The presentation will further discuss how these insights empower organizations with real-time decisioning and agent guidance, allowing for the service to be tailored to the customer’s past and current preferences and behaviors, providing a more personalized approach. The company is then in a position to present more compelling and attractive offers based on the specific context of the current interaction. For example, knowing whether or not it’s best now to try to upsell a particular product or service; and knowing how to best prevent a customer from cancelling. By being able to impact every customer interaction, organizations can increase revenues, improve profitability, perfect the customer experience, ensure regulatory compliance and enhance operational efficiency.

The Gartner Customer Relationship Management Summit delivers the leading-edge insights on how technology enables the marketing, sales, and customer service functions, adding value to the customer experience and delivering higher levels of customer satisfaction while increasing sales and saving money. The event attracts over 1,000 attendees, including CRM and IT strategists, marketing/sales leaders, customer experience/service executives and more.

To download a complimentary copy of the Gartner report, go to: http://www.nice.com/content/gartner-magic-quadrant-workforce-optimization.

1 Gartner “Magic Quadrant for Contact Center Workforce Optimization, 2010 by Jim Davies, October 27, 2010.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.